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SEC
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FEB 25 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Suite B
(No. and Street)

Carrollton (City) Texas (State) 75010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saville, Dodgen & Company, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street, Suite 1100 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA SMITH
My Notary ID # 2099801
Expires November 17, 2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

SAVILLE®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

We have audited the accompanying statement of financial condition of Texas Securities, Inc. (the "Company"), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Saville Dodgen & Co. PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 12, 2016

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

TEXAS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	148,315
Related party receivable		32,156
Prepaids and other current assets		63,319
Total current assets		243,790
PROPERTY AND EQUIPMENT		
Office equipment		54,154
Furniture and fixtures		136,710
		190,864
Less accumulated depreciation		(170,910)
Net property and equipment		19,954
OTHER ASSETS		10,000
Total other assets		10,000
TOTAL ASSETS	$	273,744

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	723
Accrued liabilities		41,072
Total current liabilities		41,795
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		1,868,230
Accumulated deficit		(1,637,281)
Total stockholder's equity		231,949
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	273,744

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Commission income	$	1,668,643
Sales agency fee		682,690
Other income		244
Total revenue		2,351,577
EXPENSES		
Selling, general, and administrative		2,310,955
Total expenses		2,310,955
INCOME BEFORE INCOME TAXES		40,622
STATE INCOME TAX EXPENSE		6,436
NET INCOME	$	34,186

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2015	$ 1,000	$ 1,868,230	$ (1,671,467)	$ 197,763
Net income	-	-	34,186	34,186
Stockholder's equity, December 31, 2015	$ 1,000	$ 1,868,230	$ (1,637,281)	$ 231,949

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Claims at January 1, 2015	$	-
Additions		-
Reductions		-
Claims at December 31, 2015	$	-

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 34,186
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,243
Changes in operating assets and liabilities:	
Increase in related-party receivable	(32,156)
Decrease in prepaids and other assets	10,361
Decrease in accounts payable	(5,390)
Increase in accrued liabilities	32,132
Net cash provided by operating activities	41,376
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	41,376
CASH AND CASH EQUIVALENTS, beginning of year	106,939
CASH AND CASH EQUIVALENTS, end of year	$ 148,315
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for state income taxes	$ 6,436

See accompanying independent auditors' report and notes.

NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration, Ltd. ("Crown") and Crown Exploration II, Ltd. ("Crown II"), related parties, serve as the managing venturer of their respective joint ventures.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables

Receivables are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2015.

Property and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life of 2 years or greater. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years.

Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the stockholder. The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2011 to present
United States	2012 to present

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes.* Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2015, there were no interest or penalties recorded or included in the statement of income.

Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

Concentrations of Credit Risk

The Company sells interests in Crown II sponsored joint ventures, which results in receivables arising from commissions earned. The Company believes that its receivables credit risk exposure is limited. The Company has one customer who is responsible for all of the accounts receivable as of December 31, 2015, and was responsible for all of the revenue for the year then ended.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown II, the Company shall provide services exclusively to Crown II. Pursuant to that same agreement, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2015, the Company received commission income of $1,668,643 related to this agreement. In addition, the Company received $682,690 during 2015 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2015, the Company was owed $32,156 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $30,000 for accounting and administrative assistance fees and another related party $101,995 for office space.

RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2015.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $129,287 which was $124,287 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 32.33%.

LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $101,995 for the year. The lease requires monthly payments of $7,430 through December 2016. Future minimum payments under this non-cancelable lease are $89,160.

SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2015, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 12, 2016, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

TEXAS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	231,949
Less: Non-allowable assets		102,409
Less: Haircuts on securities		253
Net capital		129,287
Net capital requirement		5,000
Excess net capital	$	124,287

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities, Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2015.

SAVILLE®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

We have reviewed management's statements, included in the accompanying Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission in which (1) Texas Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Saville Dodgen & Co. PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 12, 2016

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

TEXAS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC), under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company cannot take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 of the SEC at December 31, 2015.

SHAREHOLDERS

David B. Epperson
J. Clinton Pugh
Virginia L. DeBrow
John P. Boyd
Tamara Berley
Kurtis N. Smith
Daniel W. DeLaughter
Michael K. Frank
Michael S. Woodruff

John W. Saville 1923–1996

PRINCIPALS

Ann Searcy

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

SAVILLE®

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Texas Securities, Inc.
Carrollton, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation Form (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Texas Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $2;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Saville Dodgen & Co PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 12, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065276 FINRA DEC
TEXAS SECURITIES INC
4024 NAZARENE DR STE B
CARROLLTON TX 75010-6431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Randal Smith 972-492-0058

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (exclude interest) (2,917.99)
07/21/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,917.99)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,917.99)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0.00

H. Overpayment carried forward $(2,917.99)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Texas Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4th day of February, 20 16.

Asst Fin-Op
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,351,575.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue from private placement of oil and gas joint ventures (Deductions in excess of $100,000 require documentation)	2,351,575.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,351,575
2d. SIPC Net Operating Revenues	$0.
2e. General Assessment @ .0025	$0.00
	(to page 1, line 2.A.)

MEMBER FINRA, SIPC

EXEMPTION REPORT

It is our best knowledge and belief that Texas Securities, Inc., a licensed broker/dealer, is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC), under Section k(2)(i) of the Rule as an introducing broker/dealer.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC are not required as Texas Securities, Inc. cannot take possession of customer funds.

Texas Securities, Inc. believes it has met the above identified exemption provision throughout the year ended December 31, 2015, without exception.

Steve Kaufman
President

February 12, 2016

4024 Nazarene Drive, Suite B • Carrollton, TX 75010 • Phone 972.492.0058 • Fax 972.492.6140